Nuvei Announces Third Quarter 2021 Results
Nuvei reports in U.S. dollars and in accordance with International Financial Reporting Standards (“IFRS”)
MONTREAL, November 9, 2021 – Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI) (TSX: NVEI), the global payment technology partner of thriving brands, today reported its financial results for the third quarter ended September 30, 2021.
“We achieved a number of significant milestones in the third quarter including financial results that exceeded the outlook previously provided, releasing new innovative product solutions, growing our portfolio of alternative payment methods (“APMs”), announcing several exciting new customer wins, and completing three acquisitions that enhance and expand our addressable market, product capabilities, and geographic footprint,” said Philip Fayer, Nuvei’s Chair and CEO. “The third quarter also marked our one year anniversary as a public company trading on the Toronto Stock Exchange, which was followed by our successful initial public offering in the United States on the Nasdaq in early October. I want to thank the entire Nuvei team for their tireless contributions and for making all of this possible. Looking at the business, our performance is driven by our unrelenting focus on helping our customers connect further with their customers regardless of country, currency, or payment type through our single integrated platform. We continue to experience significant momentum in the business and are well-positioned for sustainable and profitable growth. We are proud of our results and raising our financial outlook for the full year 2021 and reiterating our previously announced medium and long-term growth targets.”

Financial Highlights for the Three Months Ended September 30, 2021

•Total volume(1) increased 88% to $21.6 billion from $11.5 billion
•eCommerce represented 83% of total volume
•Revenue increased 96% to $183.9 million from $93.8 million
•Net income increased by $105.9 million to $28.0 million from a net loss of $77.9 million
•Adjusted EBITDA(2) increased 97% to $80.9 million from $41.0 million
•Adjusted net income(2) was $62.3 million compared to $16.5 million
•Net income per diluted share of $0.19 compared to a net loss of $0.88
•Adjusted net income(2) per diluted share of $0.42 compared to $0.17
•Cash balance of $288.7 million at September 30, 2021 compared to $180.7 million at December 31, 2020
Financial Highlights for the Nine Months Ended September 30, 2021
•Total volume(1) increased 119% to $64.1 billion from $29.3 billion
•eCommerce represented 85% of total volume
•Revenue increased 97% to $512.7 million from $260.3 million
•Net income increased by $221.0 million to $94.7 million compared to a net loss of $126.2 million
•Adjusted EBITDA(2) increased 102% to $225.8 million from $111.7 million
•Adjusted net income(2) was $178.0 million compared to $42.5 million
•Net income per diluted share of $0.64 compared to a net loss per share of $1.49
•Adjusted net income(2) per diluted share of $1.22 compared to $0.46
•Cash flow from operating activities of $201.9 million increased from $49.0 million

Operational Highlights
•Total volume(1) in the quarter increased in all four regions with North America up 118%, Europe, the Middle East and Africa (EMEA) up 62%, Asia-Pacific (APAC) up 140%, and Latin America (LATAM) up 93%.
•Nuvei added multiple new alternative payment methods (“APMs”) increasing the Company’s portfolio of APMs to more than 500 at the end of the third quarter of 2021, expanding access and allowing its customers to accept more forms of regionally familiar and preferred digital payment methods in order to drive higher conversion rates.
•The Company enabled payouts in North America with Visa Direct, further expanding and enhancing its portfolio of real time payout options, fully reconciled and net settled thereby simplifying the payment process, improving efficiency and providing significant benefits to its merchant customers.
•Nuvei launched card issuing in Europe, a new line of business for the Company further expanding its product offerings and solution capabilities to its merchant customers in the region and presenting incremental market opportunities.
•Nuvei gained traction in online gaming and sports betting in the United States (“US”), announcing several new customer wins in the third quarter including BetMGM, 888 and SI Sportsbook (Sports Illustrated's first venture into online gaming and sports betting in the US), Carousel Group, Triplebet/Matchbet, and PrizePicks. Separately, the Company was also selected as a payment solution provider by Holland Casino, the first online casino in the Netherlands.
•Nuvei completed the previously announced acquisitions of SimplexCC Ltd. (“Simplex”) and Paymentez LLC (“Paymentez”) on September 1, 2021.
◦The acquisition of Simplex, expands Nuvei’s capabilities to offer bespoke fraud prevention and risk management tools backed by proven artificial intelligence (AI) technology, resulting in higher conversion rates and better liquidity simplifying instant fiat purchases for cryptocurrencies, NFTs and decentralized finance (DeFi) providers. Nuvei intends to offer Simplex’s advanced capabilities and enhanced solutions to its merchants across all its focus industry verticals, similarly introducing all of Nuvei’s product solutions and capabilities to SImplex’s customers.
◦The acquisition of Paymentez, further increases Nuvei’s total addressable market by significantly expanding and strengthening its presence in Latin America, enhances its regional processing capabilities, enables its support of additional local payment methods, and ensures the Company is well positioned to service new and existing global customers in this fast growing region for online commerce.
•The Company strengthened its Executive Leadership, promoting Max Attias to Group Chief Technology Officer (“CTO”) following the retirement of former longtime CTO, Keith Birdsong, and appointing fintech industry veteran Guillaume Conteville as Chief Marketing Officer and human resources leader Nikki Zinman as Chief People Officer.
•On October 8, 2021, Nuvei completed its initial public offering (IPO) in the United States on the Nasdaq Global Select Market (Nasdaq) issuing a total of 3.45 million subordinate voting shares (including the exercise in full by the underwriters of their over-allotment option) for aggregate gross proceeds of approximately $424.8 million.
Financial Outlook
For the three months and the year ending December 31, 2021, Nuvei anticipates total volume(1), revenue and Adjusted EBITDA(2) to be in the ranges below. Considering the strong performance during the three months ended September 30, 2021, where Nuvei exceeded the previously anticipated revenue and Adjusted EBITDA(2) outlook, as well as continuing momentum in the business, management is raising the financial outlook for the year ending December 31, 2021. The updated financial outlook and specifically the Adjusted EBITDA(2) reflects the Company’s strategy to accelerate its investment in distribution, marketing, innovation, technology as well as the infrastructure resulting from the recent acquisition of Mazooma. The Company expects these investments will support its growth plan. The financial outlook also includes the recently completed acquisitions of Simplex and Paymentez.

The financial outlook is fully qualified and based on a number of assumptions described under the heading “Forward-Looking Information” of this press release. Nuvei's outlook also constitutes "financial outlook" within the meaning of applicable securities laws and is provided for the purposes of assisting the reader in understanding the Company's financial performance and measuring progress toward management's objectives and the reader is cautioned that it may not be appropriate for other purposes.

	Three months ending December 31, 2021	Year ending December 31, 2021
(In U.S. dollars)	$	$	$
		Previous	Updated
Total volume(1) (in billions)	25.5 - 26.5	88 - 91	90 - 91
Revenue (in millions)	204 - 210	690 - 705	717 - 723
Adjusted EBITDA(2) (in millions)	86 - 90	295 - 305	312 - 316
Growth Targets
Nuvei’s medium-term(3) annual growth targets for total volume(1) and revenue, as well as its longer-term target for Adjusted EBITDA margin(2), are shown in the table below. The Company expects to achieve its medium(3) and long-term(3) targets through continuing momentum and performance of its core business driven by geographic expansion, product innovation, growing wallet share with its existing merchant customers, new merchant customer wins through its direct sales channel and growing sales pipeline, and the favorable tailwinds of the industries it serves.

Growth Targets

Total volume(1)	30%+ annual growth in the medium term(3)
Revenue	30%+ annual growth in the medium term(3)
Adjusted EBITDA margin(2)	50% over the long term(3)
(1) Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. Total volume is explained in further detail in the Company’s most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations.
(2) Adjusted EBITDA, Adjusted EBITDA margin and Adjusted net income are non-IFRS measures. See “Non-IFRS Measures”.
(3) “Medium-term” and “long term” have not been defined by Nuvei nor does Nuvei intend to define them. These targets should not be considered as projections, forecasts or expected results but rather goals that may result from the execution of our strategy. These growth targets are fully qualified and based on a number of assumptions described under the heading “Forward-Looking Information” of this press release.
Conference Call Information
Nuvei will host a conference call to discuss its third quarter 2021 financial results today November 9, 2021 at 8:30 am ET. Hosting the call will be Philip Fayer, Chair and CEO, and David Schwartz, CFO.
The conference call will be webcast live from the Company’s investor relations website at https://investors.nuvei.com under the “Events & Presentations” section. A replay will be available on the investor relations website following the call.

The conference call can also be accessed live over the phone by dialing 877-425-9470 (US/Canada toll-free), or 201-389-0878 (international). A replay will be available one hour after the call and can be accessed by dialing 844-512-2921 (US/Canada toll-free), or 412-317-6671 (international); the conference ID is 13724346. The replay will be available through Tuesday, November 23, 2021.
About Nuvei
We are Nuvei (Nasdaq: NVEI) (TSX: NVEI), the global payment technology partner of thriving brands. We provide the intelligence and technology businesses need to succeed locally and globally, through one integration – propelling them further, faster. Uniting payment technology and consulting, we help businesses remove payment barriers, optimize operating costs and increase acceptance rates. Our proprietary platform provides seamless pay-in and payout capabilities, connecting merchants with their customers in 204 markets worldwide, with local acquiring in 45 markets. With support for over 500 local and alternative payment methods, nearly 150 currencies and 40 cryptocurrencies, merchants can capture every payment opportunity that comes their way. Our purpose is to make our world a local marketplace.
For more information, visit www.nuvei.com
Non-IFRS Measures
Nuvei’s unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. The information presented in this press release includes non-IFRS financial measures, namely Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income per basic share, and Adjusted net income per diluted share. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income per basic share, and Adjusted net income per diluted share are used to provide investors with a supplemental measure of the Company’s operating performance and thus highlight trends in Nuvei’s core business that may not otherwise be apparent when relying solely on IFRS measures. The Company’s management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Nuvei’s management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. The Company’s management believes Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income per basic share and Adjusted net income per diluted share are important supplemental measures of Nuvei’s performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance. See the “Non-IFRS Measures” section of our management’s discussion and analysis for a description and reconciliation of these measures.
Forward-Looking Information
This press release contains “forward-looking information” within the meaning of applicable securities laws, including Nuvei's outlook on total volume, revenue and Adjusted EBITDA for the three months and the year ending December 31, 2021 as well as medium and long-term targets on Total volume, Revenue and Adjusted EBITDA. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”,

“an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”,“anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Nuvei’s outlook and targets, as the case may be, on revenue, Adjusted EBITDA and Adjusted EBITDA margin also constitutes “financial outlook” within the meaning of applicable securities laws and is provided for the purposes of assisting the reader in understanding the Company’s financial performance and measuring progress toward management’s objectives and the reader is cautioned that it may not be appropriate for other purposes. Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include but are not limited to those described under the “Risks Factors” section of the Company’s annual information form filed on March 17, 2021. Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management. Particularly, management's assessments of, outlook for, and targets for, total volume, revenue, Adjusted EBITDA and Adjusted EBITDA margin set out herein are generally based on the following assumptions: (a) Nuvei's results of operations will continue as expected, (b) the Company will continue to effectively execute against its key strategic growth priorities, despite the current COVID-19 pandemic and measures taken to contain the virus, (c) the Company will continue to retain and grow its existing customer base while adding new customers, (d) the Company will not complete any acquisitions or divestitures (e) economic conditions will remain relatively stable throughout the period, (f) the industries Nuvei operates in will continue to grow consistent with past experience, (g) there will be no fluctuations in currency exchange rates and volatility in financial markets, (h) there will be no material changes in legislative or regulatory matters, and (i) current tax laws will remain in effect and will not be materially changed. Although the forward-looking information contained in this press release is based upon what management believes are reasonable assumptions, you are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained in this press release is provided as of the date of this press release, and the Company does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Contact:
Investors
Anthony Gerstein
Vice President, Head of Investor Relations
anthony.gerstein@nuvei.com

Statements of Profit or Loss and Comprehensive Income or Loss Data
(in thousands of U.S. dollars except for shares and per share amounts)

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
	$	$	$	$
Revenue	183,932	93,755	512,651	260,319
Cost of revenue	38,332	17,007	98,640	45,736
Gross profit	145,600	76,748	414,011	214,583
Selling, general and administrative expenses	106,076	60,776	290,382	166,535
Operating profit	39,524	15,972	123,629	48,048
Finance income	(538)	(1,375)	(2,309)	(4,170)
Finance costs	5,131	101,255	11,878	156,597
Net finance costs	4,593	99,880	9,569	152,427
Loss (gain) on foreign currency exchange	727	(9,544)	1,973	17,889
Income (loss) before income tax	34,204	(74,364)	112,087	(122,268)
Income tax expense	6,202	3,505	17,381	3,979
Net income (loss)	28,002	(77,869)	94,706	(126,247)
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss
Foreign operations – foreign currency translation differences	(9,572)	(8,849)	(20,111)	14,461
Comprehensive income (loss)	18,430	(86,718)	74,595	(111,786)
Net income (loss) attributable to:
Common shareholders of the Company	26,841	(78,579)	91,485	(127,956)
Non-controlling interest	1,161	710	3,221	1,709
	28,002	(77,869)	94,706	(126,247)
Comprehensive income (loss) attributable to:
Common shareholders of the Company	17,269	(87,428)	71,374	(113,495)
Non-controlling interest	1,161	710	3,221	1,709
	18,430	(86,718)	74,595	(111,786)
Net income (loss) per share
Net income (loss) per share attributable to common shareholders of the Company
Basic	0.19	(0.88)	0.66	(1.49)
Diluted	0.19	(0.88)	0.64	(1.49)
Weighted average number of common shares outstanding
Basic	139,252,523	89,217,178	138,728,421	86,153,927
Diluted	144,006,451	89,217,178	143,452,170	86,153,927

Reconciliation of Adjusted EBITDA to net income (loss)
(In thousands of U.S. dollars)

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
	$	$	$	$
Net income (loss)	28,002	(77,869)	94,706	(126,247)
Finance cost	5,131	101,255	11,878	156,597
Finance income	(538)	(1,375)	(2,309)	(4,170)
Depreciation and amortization	23,152	16,931	64,890	51,264
Income tax expense	6,202	3,505	17,381	3,979
Acquisition, integration and severance costs (a)	7,218	2,418	17,058	5,296
Share-based payments (b)	11,187	6,472	20,245	7,207
Loss (gain) on foreign currency exchange	727	(9,544)	1,973	17,889
Legal settlement and other (c)	(138)	(802)	(42)	(146)
Adjusted EBITDA (d)	80,943	40,991	225,780	111,669
Advance from third party - merchant residual received (e)	1,854	3,848	7,720	9,516

(a)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and the nine months ended September 30, 2021, those expenses were $0.7 million and $10.5 million respectively ($2.0 million and $5.2 million for the three months and the nine months ended September 30, 2020). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation. For the three months and the nine months ended September 30, 2021, those expenses were $6.3 million ($0.2 million and $0.7 million for the three months and the nine months ended September 30, 2020). These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses, which was nil for the three months and the nine months ended September 30, 2021 (nil for the three months ended September 30, 2020 and a gain of $1.3 million for the nine months ended September 30, 2020).
(iv)severances and integration expenses. For the three months and the nine months ended September 30, 2021, severances expenses were $0.3 million ($0.2 million and $0.6 million for the three months and the nine months ended September 30, 2020). Severance expenses are presented in the employee compensation line item of selling, general and administrative expenses.
(b)These expenses represent non-cash expenses recognized in connection with stock options and other awards issued under share-based plans.
(c)This line item primarily represents legal settlements and associated legal costs incurred outside of the normal course of business, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in the other line item of the selling, general and administrative expenses.
(d)Adjusted EBITDA is a non-IFRS measure that the Company uses to assess its operating performance and cash flows.
(e)Commencing in 2018, the Company entered into various agreements with a single third-party independent sales organization to acquire the rights to future cash flows from a portfolio of merchant contracts.

Reconciliation of Adjusted net income to net income (loss)
(In thousands of U.S. dollars except for per share amounts)

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
	$	$	$	$

Net income (loss)	28,002	(77,869)	94,706	(126,247)
Change in redemption value of liability-classified common and preferred shares (a)	—	58,952	—	76,438
Accelerated amortization of deferred transaction costs	—	24,491	—	24,491
Amortization of acquisition-related intangible assets (b)	20,042	14,161	56,151	43,211
Acquisition, integration and severance costs (c)	7,218	2,418	17,058	5,296
Share-based payments (d)	11,187	6,472	20,245	7,207
Loss (gain) on foreign currency exchange	727	(9,544)	1,973	17,889
Legal settlement and other (e)	(138)	(802)	(42)	(146)
Adjustments	39,036	96,148	95,385	174,386
Income tax expense related to adjustments (f)	(4,697)	(1,824)	(12,083)	(5,645)
Adjusted net income (g)	62,341	16,455	178,008	42,494
Weighted average number of common shares outstanding
Basic	139,252,523	89,217,178	138,728,421	86,153,927
Diluted	144,006,451	93,406,685	143,452,170	88,593,632

Adjusted net income per share attributable to common shareholders of the Company (h)
Basic	0.44	0.18	1.26	0.47
Diluted	0.42	0.17	1.22	0.46
(a)This line item represents change in redemption value related to shares classified as liabilities prior to the Company’s TSX listing. As part of the TSX listing, such shares were converted into equity as Subordinate Voting Shares. These expenses are included in finance costs.
(b)This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and from the acquisition of all the outstanding shares of Pivotal Holdings Ltd. by Nuvei in September 2017.
(c)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and the nine months ended September 30, 2021, those expenses were $0.7 million and $10.5 million respectively ($2.0 million and $5.2 million for the three months and the nine months ended September 30, 2020). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation. For the three months and the nine months ended September 30, 2021, those expenses were $6.3 million ($0.2 million and $0.7 million for the three months and the nine months ended September 30, 2020). These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses, which was nil for the three months and the nine months ended September 30, 2021 (nil for the three months ended September 30, 2020 and a gain of $1.3 million for the nine months ended September 30, 2020).
(iv)severance and integration expenses. For the three months and the nine months ended September 30, 2021, severances expenses were $0.3 million ($0.2 million and $0.6 million for the three months and the nine months ended September 30, 2020). These expenses are presented in selling, general and administrative expenses.
(d)These expenses represent non-cash expenses recognized in connection with stock options and other awards issued under share-based plans.
(e)This line item primarily represents legal settlements and associated legal costs incurred outside of the normal course of business, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in the other line item of the selling, general and administrative expenses.
(f)This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.
(g)Adjusted net income is a non-IFRS measure that the Company uses to further assess its operating performance.
(h)Adjusted net income per diluted share is calculated using share-based awards outstanding at the end of each period on a fully diluted basis if they were in-the-money at that time.

Consolidated Statements of Financial Position Data (in thousands of U.S. dollars)
	September 30, 2021	December 31, 2020
	$	$
Assets

Current assets
Cash	288,734	180,722
Trade and other receivables	43,276	32,055
Inventory	419	80
Prepaid expenses	6,920	4,727
Income taxes receivable	4,156	6,690
Current portion of advances to third parties	4,630	8,520
Current portion of contract assets	1,524	1,587

Total current assets before segregated funds	349,659	234,381
Segregated funds	592,388	443,394
Total current assets	942,047	677,775

Non-current assets
Advances to third parties	21,040	38,478
Property and equipment	16,750	16,537
Intangible assets	756,593	524,232
Goodwill	1,133,864	969,820
Deferred tax assets	13,472	3,785
Contract assets	1,063	1,300
Processor deposits	5,562	13,898
Other non-current assets	3,017	1,944

Total Assets	2,893,408	2,247,769

Consolidated Statements of Financial Position Data (in thousands of U.S. dollars)
	September 30, 2021	December 31, 2020
	$	$
Liabilities

Current liabilities
Trade and other payables	98,492	64,779
Income taxes payable	22,319	7,558
Current portion of loans and borrowings	8,485	2,527
Other current liabilities	10,110	7,132

Total current liabilities before due to merchants	139,406	81,996
Due to merchants	592,388	443,394

Total current liabilities	731,794	525,390

Non-current liabilities
Loans and borrowings	501,385	212,726
Deferred tax liabilities	75,320	50,105
Other non-current liabilities	7,757	1,659

Total Liabilities	1,316,256	789,880

Equity

Equity attributable to shareholders
Share capital	1,644,611	1,625,785
Contributed surplus	38,688	11,966
Deficit	(119,557)	(211,042)
Accumulated other comprehensive income	2,359	22,470

	1,566,101	1,449,179
Non-controlling interest	11,051	8,710

Total Equity	1,577,152	1,457,889

Total Liabilities and Equity	2,893,408	2,247,769

Consolidated Statements of Cash Flow Data (in thousands of U.S. dollars)
For the nine months ended September 30	2021	2020
	$	$
Cash flow from operating activities
Net Income (Loss)	94,706	(126,247)
Adjustments for:
Depreciation of property and equipment	4,276	4,142
Amortization of intangible assets	60,614	47,122
Amortization of contract assets	1,585	1,697
Share-based payments	20,245	7,207
Net finance costs	9,569	152,427
Loss on foreign currency exchange	1,973	17,889
Impairment on disposal of a subsidiary	—	338
Income tax expense	17,381	3,979
Changes in non-cash working capital items	15,386	(6,713)
Interest paid	(9,559)	(42,293)
Income taxes paid	(14,291)	(10,579)
	201,885	48,969
Cash flow from (used in) investing activities
Business acquisitions, net of cash acquired	(387,654)	—
Proceeds from the sale of a subsidiary, net of cash	—	19,045
Decrease (increase) in other non-current assets	9,756	(1,080)
Net decrease in advances to third parties	7,924	2,127
Acquisition of property and equipment	(3,564)	(1,701)
Acquisition of intangible assets	(13,963)	(10,570)
	(387,501)	7,821
Cash flow from (used in) financing activities
Proceeds from loans and borrowings	300,000	—
Transaction costs related to loans and borrowings	(5,373)	(293)
Proceeds from exercise of stock options	6,499	—
Proceeds from issuance of subordinate voting shares	—	758,597
Transaction costs from issuance of common shares	(74)	(38,561)
Repayment of convertible debentures from shareholders	—	(93,384)
Repayment of loans and borrowings	—	(642,786)
Payment of lease liabilities	(1,962)	(1,795)
Dividend paid by subsidiary to non-controlling interest	(880)	(600)
	298,210	(18,822)
Effect of movements in exchange rates on cash	(4,582)	1,386
Net increase in cash	108,012	39,354
Cash – Beginning of period	180,722	60,072
Cash – End of period	288,734	99,426